

Mail Stop 4561

September 18, 2009

Cary L. Deacon, President and Chief Executive Officer
Navarre Corporation
7400 49th Avenue North
New Hope, MN 55428

> **Re:    Navarre Corporation**
> **Registration Statement on Form S-3**
> **Filed August 24, 2009**
> **File No. 333-161514**

Dear Mr. Deacon:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.  You indicate in footnote 2 to your registration fee table the proposed maximum offering price for your common stock will be determined from time to time pursuant to General Instruction II.D of Form S-3.  In addition, footnote 4 references that the registration fee is calculated pursuant to Rule 457(o). Please note that General Instruction II.D pertains to offerings where two or more classes

of securities are being registered pursuant to General Instruction I.B.1 or I.B.2. In your response, please clarify the exact nature of your offering or revise.

Information We Have Incorporated by Reference, page 14

2. Please revise so that your document specifically incorporates by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your latest fiscal year for which a Form 10-K was required to be filed. See Item 12(a)(2) of Form S-3. As examples, we note that you have not incorporated by reference your current reports on Form 8-K, filed April 21, 2009 and May 4, 2009. In addition, please consider revising this section to add language stating that all filings made by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. See Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Forms.

Exhibits

Exhibit 5.1. Legality Opinion

3. Given the significant assumptions contained in the legality opinion (e.g. there will be a sufficient number of authorized shares, and the Board of Directors has taken all necessary corporate actions), please confirm that you will file an opinion without such assumptions either under Rule 462(d) of the Securities Act or with a current report on Form 8-K when you do a take-down of securities.

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3175.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc:    <u>Via Facsimile (612) 604-6929</u>
Philip T. Colton, Esq.
Winthrop & Weinstine, P.A.